[Reference Translation]

November 1, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

   Koji Sato, President

   (Code Number: 7203

   Prime of Tokyo Stock Exchange and

   Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

   Yoshihide Moriyama, General Manager,

   Capital Strategy & Affiliated Companies Finance Div.

   (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held November 1, 2023, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of September 30, 2023. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Interim dividend for FY 2024	Most recent dividend forecast	Interim dividend paid for FY 2023
Record date	September 30, 2023	September 30, 2023	September 30, 2022
Dividend per share	30.00 yen	—	25.00 yen
Total amount of dividends	405,416 million yen	—	342,187 million yen
Effective date	November 22, 2023	—	November 22, 2022
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2024 (ended September 30,2023)	Dividends for FY 2023 (ended September 30,2022)
End of interim period	30.00 yen	25.00 yen
End of fiscal period	—	35.00 yen
Total	—	60.00 yen

2.	Reason for the dividend amount

TMC deems the improvement of its shareholders’ profit as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will strive to increase dividends in a stable and continuous manner.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.

-End-